June 18, 2013

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Ms. Stacie Gorman

Re:    Preferred Apartment Communities, Inc.
Registration Statement on Form S-3 (the "Registration Statement")
File No. 333-188677

Dear Ms. Gorman:

Reference is made to our letter, filed as correspondence via EDGAR on June 14, 2013, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m. Eastern Time on June 18, 2013, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

PREFERRED APARTMENT COMMUNITIES, INC.

/s/ Jeffrey R. Sprain
Jeffrey R. Sprain
General Counsel

7712/77475-005 current/25817852v2